SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                              (Amendment No. 1)(1)

                           REGENT COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              SERIES C CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   758865 20 8
                                 --------------
                                 (CUSIP Number)

                                                       Copy to:

William H. Ingram                                      Paul A. Gajer
Waller-Sutton Media Partners, L.P.                     RubinBaum LLP
c/o Waller-Sutton Management Group, Inc.               30 Rockefeller Plaza
1 Rockefeller Plaza                                    29th Floor
New York, New York 10020                               New York, New York 10112
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              - Page 1 of 7 Pages -

CUSIP No. 758865 20 8                   13D                    Page 2 of 7 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                       Waller-Sutton Media Partners, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    13-3955719
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                 N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
      Number of             0 shares                                      0%
       Shares     --------------------------------------------------------------
    Beneficially  8   SHARED VOTING POWER
      Owned By              0 shares                                      0%
        Each      --------------------------------------------------------------
      Reporting   9   SOLE DISPOSITIVE POWER
       Person               0 shares                                      0%
        With      --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                            0 shares                                      0%
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                            0 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                       PN
================================================================================

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758865 20 8                  13D                     Page 3 of 7 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                          Waller-Sutton Media, L.L.C.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   22-3528778
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                       N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
      Number of             0 shares                                      0%
       Shares     --------------------------------------------------------------
    Beneficially  8   SHARED VOTING POWER
      Owned By              0 shares                                      0%
        Each      --------------------------------------------------------------
      Reporting   9   SOLE DISPOSITIVE POWER
       Person               0 shares                                      0%
        With      --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                            0 shares                                      0%
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        0 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                       OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              - Page 3 of 7 Pages -

      This Final Amendment, dated March 13, 2000, amends the Schedule 13D filed on June 15, 1998 (together, the "Schedule") and relates to the beneficial ownership of Waller-Sutton Media Partners, L.P. ("Waller-Sutton") and its sole general partner, Waller-Sutton Media, L.L.C. ("Waller-LLC"), of the Series C Convertible Preferred Stock ("Series C Preferred Stock") of Regent Communications, Inc. (the "Issuer").


ITEM 4.  Purpose of Transaction.

      (e) On January 28, 2000, the Issuer completed a public offering of its common stock par value $.01 per share ("Common Stock") with gross proceeds totaling $156,400,000 (the "Offering"). Pursuant to the terms of the Third Amended and Restated Stockholders' Agreement of the Issuer, dated December 13, 1999 (the "Stockholders Agreement") and the relevant provisions of the Certificate of Incorporation of the Issuer, upon consummation of the Offering, each outstanding share of the Series C preferred stock, as well as each share of Series D, F, G, H and K preferred stock, was converted into one share of Common Stock (the "Conversion").


ITEM 5.  Interests in Securities of the Issuer.

      (a) After the Conversion, Waller-Sutton and Waller-LLC are no longer the holders of record and can not be deemed to "beneficially own," within the meaning of the Securities and Exchange Act of 1934, any shares of the Series C Preferred Stock of the Issuer. Waller-Sutton and Waller-LLC beneficially own 3,141,554 shares of Common Stock, which consist of (i) 2,491,554 shares of Common Stock (400,640 shares issued upon the conversion of its Series C Preferred Stock, 2,000,005 shares issued upon the conversion of the Series F Preferred Stock held by Waller-Sutton and 90,909 shares issued upon the conversion of the Series H Preferred Stock held by Waller-Sutton) and (ii) 650,000 shares of Common Stock issuable upon the exercise of a warrant (the "Warrant") issued to Waller-Sutton under a purchase agreement, dated June 15, 1998.

      William H. Ingram, a member and Chairman of Waller-LLC and a limited partner of Waller-Sutton, serves as a Director on the Board of Directors of the Issuer and beneficially owns 100,000 shares of Common Stock and a warrant to purchase 10,000 shares of Common Stock. Waller-Sutton disclaims beneficial ownership of such shares of Common Stock. In addition, Mr. Ingram disclaims beneficial ownership of all the shares of the Issuer's Common Stock owned by Waller-Sutton. Richard H. Patterson, a member of Waller-LLC and a limited partner of Waller-Sutton, also serves as a Director on the Board of Directors of the Issuer and disclaims beneficial ownership of all the shares of the Issuer's Common Stock owned by Waller-Sutton.

      (b) After the Conversion, Waller-Sutton and Waller-LLC no longer beneficially own any shares of the Series C Preferred Stock. Waller-Sutton has the sole power to vote all 2,491,554 shares of Common Stock and upon the exercise of the Warrant, Waller-Sutton would also have the sole power to vote all 650,000 additional shares of Common Stock.

      (c) The terms of the Stockholders Agreement and the relevant provisions of the Certificate of Incorporation of the Issuer, provide that each share of Series C preferred stock, as well as each share of Series D, F, G, H and K preferred stock, would be converted into one share of Common Stock, upon the closing of a public offering of Common Stock with gross proceeds to the


                              - Page 4 of 7 Pages -

Issuer of at least $50,000,000, a per share price of at least $6.50 and provided that the public offering occurred prior to June 15, 2000. On January 28, 2000, the Issuer completed the Offering which had gross proceeds to the Issuer, totaling $156,400,000 and a per share price of $8.50. Pursuant to the Stockholders Agreement and the Certificate of Incorporation of the Issuer, on January 28, 2000, upon the closing of the Offering, each share of the Series C Preferred Stock was converted into one share of Common Stock.

      Additionally, upon completion of the Offering and pursuant to the terms of the Stockholders Agreement, a five member executive committee (the "Executive Committee") was created as part of the Board of Directors of the Issuer (the "Board"). Pursuant to the terms of the Stockholders Agreement, Mr. Ingram and Mr. Patterson were made members of the Executive Committee as designees of Waller-Sutton. The Executive Committee has the power to review and make recommendations to the Board regarding the advisability of taking certain actions. In the event that the Executive Committee recommends that the Board approve any such action, the Board may approve or reject such action by a vote of the majority of the voting directors. In the event the Executive Committee votes not to recommend any such action or fails to provide a recommendation, the Board may only approve such action with the affirmative vote of no less than two-thirds of the total number of directors of the Board. The existence of the Executive Committee shall terminate on the earlier of the third anniversary of its creation or on the affirmative vote of three-fourths of the total number of directors of the Board.

      (d) not applicable

      (e) After the Conversion, Waller-Sutton and Waller-LLC no longer beneficially own any shares of the Series C Preferred Stock. Thus, on January 28, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Series C Preferred Stock of the Issuer. This constitutes the final Amendment to the Reporting Person's Schedule regarding the Series C Preferred Stock of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit #  Description of Exhibit

         6 Third Amended and Restated Stockholders' Agreement of Regent Communications, Inc., dated December 13, 1999.


                              - Page 5 of 7 pages -

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 13, 2000               WALLER-SUTTON MEDIA PARTNERS, L.P.

                                   By: Waller-Sutton Media, L.L.C., its general
                                   partner

                                   By:  /s/  Cathy M. Brienza
                                      ------------------------------------------
                                        Name: Cathy M. Brienza
                                        Title: Vice President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              - Page 6 of 7 pages -

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:  March 13, 2000                       WALLER-SUTTON MEDIA, L.L.C.

                                            By: /s/ Cathy M. Brienza
                                               ---------------------------------
                                                Name: Cathy M. Brienza
                                                Title: Vice President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              - Page 7 of 7 pages -